Filed by BlackRock High Income Shares
pursuant to Rule 425 of the Securities Act of 1933, as amended and deemed filed pursuant to Rule 14a-6
under the Securities and Exchange Act of 1934, as amended

Subject Company: BlackRock High Income Shares
Commission File No. 811-05495

----- PLEASE VOTE NOW ----

VOTING NOW HELPS LOWER OVERALL PROXY COSTS AND ELIMINATES FURTHER MAILINGS AND PHONE CALLS

Time is running short and the Special Meeting is rapidly approaching. According to our records your vote has not yet been received. The special shareholder meeting is to be held at the offices of BlackRock Advisors, LLC, 1 University Square Drive, Princeton, NJ 08540-6455, on Friday, October 11, 2013 at 9:00 A.M. (Eastern time).

Shareholders of BlackRock High Yield Trust (“BHY”), BlackRock Corporate High Yield Fund, Inc. (“COY”), BlackRock Corporate High Yield Fund III, Inc. (“CYE”), BlackRock High Income Shares (“HIS”) and  BlackRock Corporate High Yield Fund V, Inc. (“HYV”) will be asked to consider the  reorganization of their Fund into BlackRock Corporate High Yield Fund VI, Inc. (“HYT”), a fund with the same or substantially similar (but not identical) investment objectives and investment policies.

Shareholders of HYT will be asked to consider the reorganization of each of BHY, COY, CYE, HIS and HYV into HYT, where each Fund has the same or substantially similar (but not identical) investment objectives and investment policies, and the issuance of additional common shares of HYT in connection with each such reorganization.

The Board of Directors/Trustees of each Fund believes the proposal(s) applicable to its respective Fund is in the best interests of that Fund and its shareholders and unanimously recommends that you vote “FOR” such proposal(s).

The proposals were independently reviewed by  Institutional Shareholder Services (“ISS”), recognized as one of the leading independent proxy advisory firms in the nation, who fully supports and recommends voting “FOR” the proposals. Hundreds of major institutional investment firms, mutual funds, and other fiduciaries throughout the country rely upon ISS' expertise, research and ultimately their recommendations. For 25 years, ISS has been a leading provider of independent proxy research to institutional investors. ISS recommends that its clients vote "FOR" the proposals.

Your vote is important, no matter how large or small your holdings may be. We urge you to vote “FOR” the proposal(s) by completing, signing and dating the enclosed proxy card and promptly mailing it in the enclosed postage-paid envelope. Alternatively, you may vote by phone or internet by following the instructions on the enclosed card.

If you hold your shares in a brokerage or bank account (in “street name”), your broker or bank cannot vote your shares (as they have in past annual meetings) unless you complete, sign, date and return the enclosed proxy voting form. Voting now will minimize the expenses incurred with further reminder mailings and solicitations calls.

If you have questions or need assistance in voting your shares, please call Georgeson Inc. at 1-888-654-1722.

Thank you for voting!